Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Bullish

Subject Company: Far Peak Acquisition Corporation

Bullish (GI) Limited recently received a Distributed Ledger Technology (DLT) license from the Gibraltar Financial Services Commission (GFSC)J for its regulated crypto currency exchange to start taking on institutional and advanced retail customers who will be able to trade earn and invest securely. We caught up with Anthony Smith, Heed of Compliance end Risk for the Bullish exchange, on some commonly asked questions relating to the licensing. 1. Why did Bullish apply for the Distributed Ledger Technology (DLT) license in Gibraltar? I> 0 00 I I 20 ~·> ! So ultimately we assessed several jurisdictions before choosing Glb1 altar and I think it’s important to note that we specifically mapped our own business conslderetiono to the various regulatory frameworks that we were looking at and then we looked et which regulator would be able to offer us a crypto netive if I can call it that licensing regime. Specific to cryptocurrency rether than trying to fit it Into an existing regulatory framework. We also looked at things like time to market. and ultimately we came up wnh the fact that the GFSC or the

Gibreltar Finencial Services Comm1ssion hes en eateblished track record in approving end superviSing crypto exchanges which is a huge plus for us 10 the dec1s1on Also they are heavily focused on protecting customers. and they have strong regulation in areas such as privacy and financial crime legislation which is really important to us as en exchange. Its a principles based regime which gives us the outcomes of what the regulation wants to achieve. rather than telling us how to do it end so 1t does allow some flexibility 1n the wey in which regulated firms are able to apply the legislation to their par tlcular business framework. ‘‘ We do want to become a global exchange 2. What is next for Bullish now that it has received the DLT license? 1> o oo I o 44 I Dltferent to other exchanges that typically start their life out as an unregulated business and seek to become reguleted. Bullish has chosen to be regulated from the word go. And to ensure that we’re eble to conunue as a regulated exchange. we need to make sure that our procedures ere operating as we hove promised end as we have intended Ult1metely though we do went to become e global exchenge operat1ng in as many jurisdictions as possible and that fit within our nsk appetite. But we will do th1s 1n as complient end legal manner as necessery by obtaining the required licenses in those jurisdictions. 3. Bullish has gone uve with select institutional customers. What makes the platform different from existing exchanges and what can users expect? I> O<Xl/0’1/ <·> I Ult1metely the exchenge has been designed to lntogreto e regulated exchange operating a high pe1 formance Centre!

Limit Order Book metching engine with a DeFI based erchltecture. It’s this unique hybrid order book that is underpinned by deep liquidity pools tor eech trading pair. By combining deep liquidity, eutometed market meking end industry leading security end compliance. we’ve Increased the accessibility end efficiency of dlgltaleaaeta tor Investors 4. What does Bullish need clients to do for its KYC/AML procedures? .. l)((J/106 ... ! So in hne with the Gibraltar Financial Serv1ces CommiS~Ion·a pnnc1plea one of wh1ch covers ffnancial cnme and the FATF or the Financial Acuon Task Force requhements, customers can expect to go through the usual Know Your Customer, Anti Money Laundenng procedures that they typically expe11ence with other finenciel institutions. As pert of this they cen expect for their information to be reviewed and regularly updated and to be, to have to provide us with ongoing Information. as and when requil ed. I think it’s sefe to sey thet this is probably one of the erees where we have Invested most heavily in from our compliance program. Given the Importance of It to global governments and regulators in ebollshing the scourge of finenciel crime end freud And eo we really went to pley our pert in thetas e

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Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Bullish Investor Presentation dated July 2021, in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary proxy statement/prospectus included in the registration statement on Form F-4 (File No. 333-260659) (the “Registration Statement”) filed by Bullish with the U.S. Securities and Exchange Commission (the “SEC”), in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FPAC’s IPO Prospectus dated December 2, 2020 filed with the SEC on December 3, 2020, in the section entitled “Risk Factors” in FPAC’s most-recent Quarterly Report on Form 10-Q, as well as any further risks and uncertainties to be contained in any other material filed with the SEC by Bullish or FPAC. In addition, there may be additional risks that neither FPAC or Bullish Global presently know, or that FPAC or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Bullish nor Bullish Global undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish has filed the Registration Statement with the SEC which includes a preliminary proxy statement / prospectus with respect to the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus because these materials contain and will contain important information about Bullish, FPAC and the proposed transactions. Shareholders may obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Bullish, Bullish Global and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the preliminary proxy statement/prospectus included in the Registration Statement and will be included in the definitive proxy statement/prospectus and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.